03 JUL 10 7:21

File Number 82-334

Deutsche Bank



Air Mail

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commision
Attn: Mr J. Madison Barker, Esq.
450 Fifth Street, NW

USA - Washington , D.C. 20549

CTAS / Global Equity Services
Post IPO Services
Taunusanlage 12
60325 Frankfurt am Main
⊠ 60262 Frankfurt am Main
Telefon (069) 910-3 66 73
Telefax (069) 910-3 80 57
Brigitte.volz@db.com
B. Volz

03.07.2003
G:\INLAND\Deutsche Bank\DIVIDENDE\2002\SEC .doc


03024434

Trading of Deutsche Bank Common Stock - Bearer - in the U.S.A.
- File Number 82-334 -
Our Bank's Dividend Payment for 2002

SUPPL

Dear Sir:

Reverting to our previous correspondence with respect to the above we are pleased to send you three copies each of our bank's Dividend-Announcement for 2002.

- in German language, published in the Bundesanzeiger (German Federal Gazette)

- in English language, published in the Financial Times.

Kind regards,

Deutsche Bank AG



(Peuser) (Volz)

PROCESSED
JUL 17 2003
THOMSON
FINANCIAL

Encl.



[8961]

Deutsche Bank 

Deutsche Bank Aktiengesellschaft
Frankfurt am Main
— ISIN DE 0005140008 —

Dividendenbekanntmachung

Die ordentliche Hauptversammlung vom 10. Juni 2003 hat beschlossen, den Bilanzgewinn des **Geschäftsjahres 2002** in Höhe von 808 410 519,80 EUR zur Ausschüttung **einer Dividende von 1,30 EUR** je Stückaktie auf die 581 526 509 dividendenberechtigten Stückaktien zu verwenden. Der Restbetrag von 52 426 058,10 EUR wurde auf neue Rechnung vorgetragen.

Die Dividende wird vom 11. Juni 2003 an unter Abzug von 20% Kapitalertragsteuer sowie 5,5% Solidaritätszuschlag auf die Kapitalertragsteuer (Gesamtabzug 21,1%) über die Clearstream Banking AG durch die depotführenden Kreditinstitute ausgezahlt.

Zahlstelle ist die Deutsche Bank AG.

Den unbeschränkt steuerpflichtigen Aktionären, die ihrer Depotbank eine Nichtveranlagungs-Bescheinigung ihres Wohnsitzfinanzamts vorgelegt haben, wird die Dividende ohne Abzug von Kapitalertragsteuer und Solidaritätszuschlag gutgeschrieben. Das gleiche gilt für Aktionäre, die ihrer Depotbank einen Freistellungsauftrag eingereicht haben, soweit das in diesem Auftrag angegebene Freistellungsvolumen nicht durch andere Erträge aus Kapitalvermögen bereits aufgebraucht ist.

Frankfurt am Main, den 11. Juni 2003

Der Vorstand

[8961]

Deutsche Bank 

Deutsche Bank Aktiengesellschaft
Frankfurt am Main
— ISIN DE 0005140008 —

Dividendenbekanntmachung

Die ordentliche Hauptversammlung vom 10. Juni 2003 hat beschlossen, den Bilanzgewinn des **Geschäftsjahres 2002** in Höhe von 808 410 519,80 EUR zur Ausschüttung **einer Dividende von 1,30 EUR** je Stückaktie auf die 581 526 509 dividendenberechtigten Stückaktien zu verwenden. Der Restbetrag von 52 426 058,10 EUR wurde auf neue Rechnung vorgetragen.

Die Dividende wird vom 11. Juni 2003 an unter Abzug von 20% Kapitalertragsteuer sowie 5,5% Solidaritätszuschlag auf die Kapitalertragsteuer (Gesamtabzug 21,1%) über die Clearstream Banking AG durch die depotführenden Kreditinstitute ausgezahlt.

Zahlstelle ist die Deutsche Bank AG.

Den unbeschränkt steuerpflichtigen Aktionären, die ihrer Depotbank eine Nichtveranlagungs-Bescheinigung ihres Wohnsitzfinanzamts vorgelegt haben, wird die Dividende ohne Abzug von Kapitalertragsteuer und Solidaritätszuschlag gutgeschrieben. Das gleiche gilt für Aktionäre, die ihrer Depotbank einen Freistellungsauftrag eingereicht haben, soweit das in diesem Auftrag angegebene Freistellungsvolumen nicht durch andere Erträge aus Kapitalvermögen bereits aufgebraucht ist.

Frankfurt am Main, den 11. Juni 2003

Der Vorstand

[8961]

Deutsche Bank 

Deutsche Bank Aktiengesellschaft
Frankfurt am Main
— ISIN DE 0005140008 —

Dividendenbekanntmachung

Die ordentliche Hauptversammlung vom 10. Juni 2003 hat beschlossen, den Bilanzgewinn des **Geschäftsjahres 2002** in Höhe von 808 410 519,80 EUR zur Ausschüttung **einer Dividende von 1,30 EUR** je Stückaktie auf die 581 526 509 dividendenberechtigten Stückaktien zu verwenden. Der Restbetrag von 52 426 058,10 EUR wurde auf neue Rechnung vorgetragen.

Die Dividende wird vom 11. Juni 2003 an unter Abzug von 20% Kapitalertragsteuer sowie 5,5% Solidaritätszuschlag auf die Kapitalertragsteuer (Gesamtabzug 21,1%) über die Clearstream Banking AG durch die depotführenden Kreditinstitute ausgezahlt.

Zahlstelle ist die Deutsche Bank AG.

Den unbeschränkt steuerpflichtigen Aktionären, die ihrer Depotbank eine Nichtveranlagungs-Bescheinigung ihres Wohnsitzfinanzamts vorgelegt haben, wird die Dividende ohne Abzug von Kapitalertragsteuer und Solidaritätszuschlag gutgeschrieben. Das gleiche gilt für Aktionäre, die ihrer Depotbank einen Freistellungsauftrag eingereicht haben, soweit das in diesem Auftrag angegebene Freistellungsvolumen nicht durch andere Erträge aus Kapitalvermögen bereits aufgebraucht ist.

Frankfurt am Main, den 11. Juni 2003

Der Vorstand



Deutsche Bank

Aktiengesellschaft

Frankfurt am Main

Notification of Dividend

The Ordinary General Meeting on June 10, 2003 resolved that the distributable profit of € 808,410,519.80 for the 2002 financial year be appropriated to distribute a dividend of € 1.30 per no par value share on the 581,526,509 no par value shares entitled to a dividend. The remaining sum of € 52,426,058.10 was carried forward as retained profits.

The dividend will be paid out by the depositary banks via Clearstream Banking AG as from June 11, 2003, less 20% withholding tax and 5.5% solidarity surcharge on the withholding tax (total deduction: 21.1%).

In accordance with the British-German Double Taxation Convention, the German withholding tax is reduced from 21.1% to 15% for shareholders resident in the United Kingdom. To claim this, shareholders must submit an application for refund by December 31, 2007 at the latest, using an official form. The application should be addressed to the Bundesamt fuer Finanzen, Friedhofstrasse 1, 53225 Bonn, Germany.

The dividend payment in the United Kingdom is made in pounds sterling, converted at the prevailing EUR/GBP market rate.

Frankfurt am Main, June 2003

The Board of Managing Directors

Deutsche Bank



Aktiengesellschaft

Frankfurt am Main

Notification of Dividend

The Ordinary General Meeting on June 10, 2003 resolved that the distributable profit of € 808,410,519.80 for the 2002 financial year be appropriated to distribute a dividend of € 1.30 per no par value share on the 581,526,509 no par value shares entitled to a dividend. The remaining sum of € 52,426,058.10 was carried forward as retained profits.

The dividend will be paid out by the depositary banks via Clearstream Banking AG as from June 11, 2003, less 20% withholding tax and 5.5% solidarity surcharge on the withholding tax (total deduction: 21.1%).

In accordance with the British-German Double Taxation Convention, the German withholding tax is reduced from 21.1% to 15% for shareholders resident in the United Kingdom. To claim this, shareholders must submit an application for refund by December 31, 2007 at the latest, using an official form. The application should be addressed to the Bundesamt fuer Finanzen, Friedhofstrasse 1, 53225 Bonn, Germany.

The dividend payment in the United Kingdom is made in pounds sterling, converted at the prevailing EUR/GBP market rate.

Frankfurt am Main, June 2003

The Board of Managing Directors



Deutsche Bank

Aktiengesellschaft

Frankfurt am Main

Notification of Dividend

The Ordinary General Meeting on June 10, 2003 resolved that the distributable profit of € 808,410,519.80 for the 2002 financial year be appropriated to distribute a dividend of € 1.30 per no par value share on the 581,526,509 no par value shares entitled to a dividend. The remaining sum of € 52,426,058.10 was carried forward as retained profits.

The dividend will be paid out by the depositary banks via Clearstream Banking AG as from June 11, 2003, less 20% withholding tax and 5.5% solidarity surcharge on the withholding tax (total deduction: 21.1%).

In accordance with the British-German Double Taxation Convention, the German withholding tax is reduced from 21.1% to 15% for shareholders resident in the United Kingdom. To claim this, shareholders must submit an application for refund by December 31, 2007 at the latest, using an official form. The application should be addressed to the Bundesamt fuer Finanzen, Friedhofstrasse 1, 53225 Bonn, Germany.

The dividend payment in the United Kingdom is made in pounds sterling, converted at the prevailing EUR/GBP market rate.

Frankfurt am Main, June 2003

The Board of Managing Directors